File No. 70-8651

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
           ------------------------------------------------------

                                   FORM U-1/A
                                 AMENDMENT NO. 2
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
           ------------------------------------------------------

Names of Companies filing this statement and addresses of principal executive offices:

                          National Fuel Resources, Inc.
                                 478 Main Street
                             Buffalo, New York 14202
           ------------------------------------------------------

                     Name of Top Registered Holding Company:

                            NATIONAL FUEL GAS COMPANY

                    Names and Addresses of Agent for Service:

                          Robert J. Kreppel, President
                          National Fuel Resources, Inc.
                                 478 Main Street
                             Buffalo, New York 14202

                                 David F. Smith
                               10 Lafayette Square
                             Buffalo, New York 14203


It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                              Kyle G. Storie, Esq.
                               10 Lafayette Square
                             Buffalo, New York 14203

                    The subject U-1 is hereby amended and restated in its entirety as follows:

                    Description of Applicants

                    National Fuel Resources, Inc. ("NFR") is a non-rate regulated natural gas marketer/broker which also invests in certain gas equipment research and development projects. NFR is a wholly-owned subsidiary of National Fuel Gas Company ("National"). National is a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("Act").

Item 1.             Description of Proposed Transactions

                    NFR hereby seeks authority, at both the retail and wholesale level, to purchase, sell, market, broker and otherwise trade electric power and certain commodities1; provide electricity, steam and/or commodity management services; and engage in activities and perform services related to the foregoing, including energy storage and procurement services. Other activities and services might include arranging supply and sales options for electric generators, helping utilities explore alternative methods to meet Clean Air Act requirements through a combination of new technologies, emission credits, cross-fuel management and electricity purchases and sales, helping customers manage price changes in electricity and fuel relative to time and location, and assisting utilities and non-utility generators by managing fuel supply and transportation contracts, and providing price and delivery flexibility.
                    Brokering Activities. Brokering generally involves bringing two parties (typically a buyer and a seller) together for a fee or commission which one of the parties has agreed to pay. For example, NFR intends to enter into a buyer's broker arrangement whereby NFR will represent the energy buyer in efforts to obtain the best energy mix and price for that customer with payment by the buyer to NFR for such services based on energy savings achieved on behalf of the buyer.
                    Marketing Activities. Marketing transactions may take a variety of different forms. In general, however, these transactions involve contracts under which the performance of the parties is expressed in terms of the obligation to make or take physical delivery of electricity, gas or other energy commodities, as well as the purchase and sale of commodity-based derivative contracts, such as options, swaps and exchange-traded futures contracts, under which physical delivery may or may not in fact occur.2
                    Generally, what distinguishes a marketer from a broker is that a marketer, unlike a broker, usually takes title to the commodity (in this case, electricity, gas, oil, etc.) and bears the risks associated with market price fluctuations of the commodity (market risk) and the ability to enforce performance by the other party to the contract (counter-party credit risk).
                    While not intended as an exhaustive list, NFR proposes to engage in the following marketing activities:
                    (a) Electricity and/or Fuel Arbitrage Transactions. Marketing may involve a simple fuel-for-electricity exchange in which NFR may commit to purchase fuel from an electricity producer and, in turn, supply electricity at an agreed price. NFR in this case would seek to participate in the evolving integrated energy market by identifying and capturing the electric and/or fuel arbitrage profits that are inherent in the wholesale electric and natural gas business.
                    One example would be where a municipal electric system ("MuniPower") has entered into a long-term, fixed-price, gas contract to purchase gas which it uses to generate electricity. Because MuniPower has a source of fixed-price gas, it essentially produces fixed-price power. If events (e.g., an unusual cold spell) were to drive up gas demand and hence spot gas prices, MuniPower would have an opportunity to sell its gas supply on the spot market at a profit, but would be prevented from doing so since its gas supply is essentially dedicated to producing its electricity requirements. In such a case, NFR could enable MuniPower to realize a profit on the sale of its gas, but without any interruption in the supply of electricity to MuniPower's customers. Specifically, NFR could contract with third party power producers for an alternative supply of lower-cost electricity to meet MuniPower's needs in exchange for the right to MuniPower's gas supply, which NFR would then resell on the spot market at a profit. In this example, MuniPower would benefit from the lower cost source of electricity and/or through a sharing of the profit realized by NFR in remarketing gas supply.
                    (b) Dispatch Control of Energy Assets. Another example is a transaction in which an owner of generation and related energy assets wants to "outsource" dispatch control (but not physical operation) of its generating facilities in return for fixed price electricity. To illustrate, suppose a generation cooperative ("Coop") has a mix of generation assets which it uses to supply its members power needs. The Coop fuel generation mix includes gas, oil and coal, which Coop purchases on the spot market. As long as Coop purchases its fuel on the spot market, its electricity cost will fluctuate with the spot market for fuel. Coop could reduce or eliminate such price volatility by entering into a contract with a third party who agrees to take over the fuel procurement and dispatch responsibilities of all of Coop's generation assets in exchange for Coop's agreement to purchase power under a long-term fixed price contract.
                    In this situation, NFR could offer Coop what is essentially a "fixed-for-floating swap." NFR would expect to realize a profit on the transaction through its ability to achieve overall savings on fuel cost and by controlling the dispatch of Coop's generating units in order to assure that the units with the lowest fuel cost at any time are dispatched first.3 NFR could supply Coop with power from either Coop's own generation assets, or from more economic facilities, depending on the current market for power. Further, NFR may have the opportunity to maximize the value of any excess Coop generating capacity by marketing such capacity to a much greater number of potential purchasers than Coop on its own would be able to do. The net result for Coop is a lower cost of power which it can pass on to its members.
                    (c) Sale of Options on Capacity or Energy. Many utilities, as well as power marketers, instead of asking for bids for firm power to meet future energy needs, have begun asking for options on capacity or energy. This allows utilities to avoid additional capital spending in an uncertain market environment, and allows them to quickly assess the cost of meeting future energy needs.
                    To illustrate, suppose that a utility has completed its resource planning which indicates the need for a certain amount of additional capacity several years in the future. Instead of requesting bids for fixed-price energy or capacity, the utility may prefer to request bids for options on that energy or capacity. NFR, in this situation, could sell such an option for a premium paid up front. However, if the purchasing utility operates in a market where spot electricity prices are driven by the cost of gas-fired generation, and NFR's position under the option contract sold to the utility is covered by rights to gas-fired generation which NFR has acquired or owns, NFR would be exposed under the option contract to the risk of any increase in the price for natural gas. NFR could hedge this risk by purchasing an option in the natural gas futures market.
                    (d) National Energy Supplier. The fourth example involves making retail sales to a large energy consumer with facilities in many different locations who wishes to "outsource" all of its energy needs at all locations in order to achieve overall savings, by, among other means, obtaining volume discounts that a single source supplier could offer, and by eliminating the high cost of administering separate procurement programs at each location. To illustrate, suppose that a national department store chain has stores in all fifty States and wishes to engage an "energy partner" to advise it on its current energy purchases. NFR could address this customer's needs in several ways. Initially, it could begin advising the customer on fuel procurement practices in order to identify lower cost supplies, and undertake to represent the customer in negotiations with its various electric utility, gas utility and fuel suppliers. Ultimately, and subject to necessary changes in State laws, NFR may itself wish to become the customer's electricity supplier and wheel electricity to each of the customer's stores.
                    Payment for all of the services and activities delineated herein will vary by project and may include fee-for-service, fixed price, performance contracts with a savings guarantee or payment based on the energy or other resource savings achieved, the output of equipment (for example, steam, water, chilled water, air, or heat), commissions, and other payment structures. The services provided to any associate company of NFR will be provided at cost, as defined in Section 13 of the Act.
                    NFR proposes to engage in energy marketing/brokering and the related activities described herein without regard to the location or identity of customers or source of revenues, provided, however, that NFR will not make any sales of electricity to retail customers in any State unless authorized or permitted to make such sales under the laws of that State. In addition, NFR requests that the Commission reserve jurisdiction over any sales by NFR of electricity to customers outside the United States pending completion of the record in this proceeding.4
                    As a result of any of above activities, NFR will not own or operate any electric utility assets as defined by Section 2(a)(18) of the Act, so that it will not become an electric utility company as defined in Section 2(a)(3) of the Act.
                    Use of Risk Mitigation Measures
                    A critical aspect of successful energy marketing involves the use of various risk mitigation measures to balance an overall portfolio position in order to limit the financial impact of any loss that may be sustained on any particular commodity transaction due to adverse market price movements or counterparty defaults. Such measures may include entering into off-setting physical delivery contracts (i.e., off-setting purchases and sales of electricity, gas, etc.), the purchase and sale of derivative instruments, such as options and futures contracts, for purposes of hedging a physical position, and an appropriate mix of long and short-term contracts.
                    It may become necessary or desirable for NFR to trade in any electricity futures market that may develop to cover its obligations in the market. NFR intends to continue to engage in futures transactions involving natural gas, and to expand its activities to other fuels and power capacity rights, and to utilize rate swaps and other commodity-based derivative products that may be developed for use in the markets in which it participates in the ordinary course of its business. NFR would not deal in such derivative products for purposes of speculation, but rather would use them only to reduce price-risk exposure through hedging.
                    NFR  represents  that it will take  measures to mitigate the market and counterparty credit risks associated with the portfolio of electricity and fuel purchase or sales contracts. Such measures may include matching long-term firm or variable price electricity sales contracts with long-term firm or variable price fuel purchase contracts. NFR may also hedge fuel price risk through the purchase of fuel or fuel reserve or options on fuel reserves.
                    In addition, NFR may purchase or sell commodity-based derivative instruments, such as electricity or gas futures contracts and options on electricity or gas futures, such as are traded on the New York Mercantile Exchange, and gas and oil price swap agreements in order to hedge positions under existing contracts for physical delivery.5
                    NFR may also hedge price risk exposure under a purchase or sale contract by taking an opposite position to that purchase or sale. Similarly, in a portfolio of purchase and sales contracts, risk could also be limited through an appropriate mix of long-term and short-term contracts, and diversification of the mix of customers and suppliers regionally and across industry lines. Finally, NFR will endeavor to limit risk exposure through contract provisions (i.e., liquidated damages) that would place a ceiling on the amount of damages payable when performance failure occurs and/or exclude consequential damages.
                    Ultimately, a successful energy commodity marketer must be able to manage a "book" of contracts involving purchases, sales and trades of electricity and other energy commodities. The marketer will seek to hedge the risk associated with these contracts through a combination of physical assets, balanced physical purchases and sales, purchases and sales on futures markets, or other derivative risk management tools. A successful marketer will need a strong physical presence (assets), as well as the capability to participate in the growing financial market for energy-related products. In this connection, the value added by the marketer, from the perspective of its customer, is the superior ability of the marketer to aggregate risks so as to manage them as efficiently as possible. In order to do this, the marketer needs to have the ability to participate in all energy markets, both physically and financially.
                    Funding
                    NFR is capitalized at $3,500,000 which currently is believed to be sufficient to fund the proposed activities. Additionally, NFR may in the future finance the proposed transactions through capital contributions, and/or long-term loans from National and through borrowings from the Money Pool (File No. 70-8729, HCAR No. 35-26443, December 28, 1995) (the "Money Pool Order") under which NFR is currently authorized to borrow up to $25 million.
                    Joint Ventures and Other Relationships
                    NFR also proposes to form, and finance partnerships, strategic alliances, joint ventures, etc. with third parties which would provide all of the services and undertake all the activities delineated herein. NFR also proposes to take an ownership interest in entities currently established, or to be established, which are or will be engaged solely in the services and activities delineated herein.
                    NFR wishes to acquire equity interests, notes or other forms of indebtedness of the joint ventures and other entities described in this subsection. NFR would make capital contributions, loans or advances of money, property or other contributions (including direct payment of expenses) to the joint ventures and other entities described in this subsection. The rate of interest on loans or advances from NFR will equal National's cost of money. The aggregate amount of all funding of and/or investment in such entities shall not exceed the amount which, at the time of the investment, NFR is authorized to borrow from the Money Pool.
                    NFR represents that it will not sell electric power or other energy at retail or otherwise engage in the Proposed Transactions unless approved or allowed under applicable state law.
                    All the authorizations described above would be for a period ending December 31, 2001 with the exception of short-term borrowings from and other participation in the Money Pool which would be for the same period as in the Money Pool Order i.e. through December 31, 2000 (and any extension or renewal of such authorization).
                    Rule 24 Certificates
                    NFR currently files a Rule 24 Certificate within 45 days of the end of each quarter under File No. 70-7833, HCAR No. 35-25437, December 20, 1991 (the "NFR Originating Order"), in which an Income Statement and Balance Sheet is provided. NFR proposes to report to the Commission with respect to the transactions contemplated hereunder as part of the NFR Originating Order quarterly Rule 24 Certificate which, along with the above referenced Balance Sheet and Income Statement will include:
                    1. A description of all retail electric marketing/brokering activities in which NFR began participation during the applicable quarter with reference to the state regulatory approval of said program and/or the applicable electric retail wheeling tariff.
                    NFR's participation in the Money Pool will be reported in the Rule 24 Certificates filed under the Money Pool Order.

Item 2.             Fees, Commissions and Expenses
                    ------------------------------
                    Attorney's Fees            Less than $5,000

Item 3.             Applicable Statutory Provisions.

                    Sections 6, 7, 9, 10, 11, 12 and 13 and Rules 42, 43, 45, 49
and 52 are applicable to the transactions contemplated hereunder.

                    Applicable Provisions           Proposed Transaction

                    Sections 9(a), 10               NFR's participation in
                    and 11(b), 13                   the Proposed Transactions.

                    Sections 9(a) and 10            NFR's formation,
                                                    participation, financing,
                                                    and/or investment in
                                                    entities established
                                                    to participate in the
                                                    Proposed Transactions.

                    Rule 52                        Intra-company financing
                                                   between National and NFR.

                    Sections 6, 7, 9, 10,          Participation by NFR in
                    11 and 12.  Rules 42,          the Money Pool with
                    43, 45, 49, 52, File           regard to the Proposed
                    No. 70-8729, HCAR No.          Transactions.
                    35-26443

                    To the extent that the proposals herein are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rule or regulations other than those specifically referred to herein, request for such authorization approval or exemption is hereby made.
                    Pursuant to authority granted in HCAR Release No. 35-26364; 70-8649 (the "Horizon U-1"), Horizon Energy Development, Inc. ("Horizon"), an affiliate of National, has committed less than $15 million to date in a combination of development cost expenditures, loans and guarantees to facilitate the development of EWGs and FUCOs. None of the proceeds from the transactions contemplated hereunder shall be invested in an EWG or FUCO.

Item 4.             Regulatory Approval

                    NFR has obtained authority from FERC to act as a wholesale power marketer (See ER95-1374-000). No other federal regulatory authority, other than the Commission, has jurisdiction over the proposals. No state regulatory authority has jurisdiction over the financing proposals or the proposed wholesale activities. The state commissions where NFR plans to do business have jurisdiction over retail sales of electricity.

Item 5.             Procedure

                    The Commission is requested to issue an order permitting the Application-Declaration to become effective as soon as possible with respect to consummation of the transactions described herein.
                    National respectfully requests that the Commission's orders herein be entered pursuant to the provisions of Rule 23. If a hearing is ordered, Applicant-Declarants waive a recommended decision by a hearing officer, or any other responsible officer of the Commission, and agree that the Division of Investment Management, Office of Public Utility Regulation may assist in the preparation of the Commission's decision and/or order; and request that the Commission's order become effective upon issuance.

Item 6.             Exhibits and Financial Statements

                    a)        Exhibits
                         F-1  Opinion of Counsel
                    b)  Financial Statements
                        Not applicable.

Item 7.             Information as to Environmental Effects

                    The Proposed Transactions involve no action which will significantly affect the quality of the environment.
                    No  federal   agency  has   prepared  or  is   preparing  an
environmental impact statement with respect to the Proposed Transactions.

                                   SIGNATURES
                    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to the Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  January 28, 1997


                                        NATIONAL FUEL RESOURCES, INC.



                                        By: /s/Robert J. Kreppel
                                            Robert J. Kreppel
                                            President

--------
1 Such commodities might include propane, fuel oil and other fossil fuels, wood chips, wastes, steam and other substances.

2 The purchase and sale of commodity-based derivatives in a commodity business (generally, options, futures contracts and swaps) may be for the purpose of hedging (or off-setting) an existing position under a contract calling for physical delivery of a commodity, or as a substitute for a position to be taken at a later time in a physical market. For example, to lock in the price of a block of electricity or gas that will be needed in the future in order to supply new customers. For an electricity/gas marketer, the purchase and sale of energy-based derivatives may be a less risky means to take a position in a commodity than other alternatives, such as building expensive power plants or purchasing and holding large inventories of a commodity.

3 This type of "fixed-for-floating swap" transaction was recently offered by Oglethorpe Power Corp., the largest electric cooperative in the United States. See Power Markets Week (McGraw-Hill, February 12, 1996), pp. 1-3.

4 It is not intended that such proposed reservation of jurisdiction would in any way limit or restrict NFR's ability to make retail sales of electricity outside the United States through "exempt wholesale generators" or "foreign utility companies," as defined in Sections 32 and 33 of the Act, respectively, subject to satisfying the specific requirements of those sections.

5 In this regard, it should be noted that one of the attractive features of using exchange-traded commodities futures contracts (such as exist for electricity, gas, and oil), in addition to their liquidity, is that they tend to virtually eliminate counterparty credit risk due to the fact that the exchange itself acts as the counterparty.